3 November 2008

**TRENT**
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line  44 121 722 4134
Direct Fax   44 121 722 4290
Our Ref  MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

**SUPPL**

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 October 2008, the Company's issued share capital consists of 235,896,888 ordinary shares of $97^{17/19}$pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 235,896,888.

The above figure of 235,896,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

END